Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES REPORTS RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel, September 10, 2015 – RiT Technologies (NASDAQ: RITT) (the “Company”), today announced that at its Special Meeting of Shareholders held today, all of the items on the agenda were approved by the Company’s shareholders.

These items were: (1) approval of the terms of compensation of our Chief Executive Officer;    (2) approval of the severance terms of our former Chief Executive Officer; and (3) the appointment of Brightman Almagor Zohar, a member of Deloitte International ("Deloitte"), as the Company’s independent auditors for the fiscal year ending December 31, 2015.

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Yossi Ben Harosh, CEO
+972-77-270-7200
yossibh@rittech.com